UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HALLIBURTON COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $2.50 par value

(Title of Class of Securities)

406216101

(CUSIP Number of Class of Securities)

Albert O. Cornelison, Jr.

Executive Vice President and General Counsel

Halliburton Company

3000 North Sam Houston Parkway East

Houston, Texas 77032

(281) 871-2699

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kelly B. Rose

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002

(713) 229-1796

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$3,300,000,000	$450,120

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $3,300,000,000 in aggregate of up to 77,647,058 shares of common stock, par value $2.50 per share, at the minimum tender offer price of $42.50 per share.
(2)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $450,120	Filing Party: Halliburton Company
Form or Registration No.: Schedule TO-I	Date Filed: July 26, 2013

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Halliburton Company, a Delaware corporation (“Halliburton” or the “Company”), on July 26, 2013, in connection with the Company’s offer to purchase, for not more than $3.3 billion in cash, shares of its common stock, par value $2.50 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $42.50 nor greater than $48.50 per Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated July 26, 2013 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase to provide certain additional information. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 12.	Exhibits.

“Item 12. Exhibits” to the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated July 26, 2013

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 26, 2013

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 26, 2013

(a)(1)(F)*	Summary Advertisement, dated July 26, 2013

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	None

(a)(5)(B)*	Press release announcing the Tender Offer, dated July 26, 2013

(a)(5)(C)**	Press release announcing the pricing of the Notes Offering, dated July 29, 2013.

(b)	None

(d)(1)	Halliburton Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Appendix B of Halliburton Energy Services, Inc.’s proxy statement dated March 23, 1993, File No. 001-03492)

(d)(2)	Halliburton Company Stock and Incentive Plan, as amended and restated effective February 20, 2013 (incorporated by reference to Appendix B of Halliburton’s proxy statement filed April 2, 2013, File No. 001-03492)

(d)(3)	Halliburton Company Employee Stock Purchase Plan, as amended and restated effective February 11, 2009 (incorporated by reference to Appendix C of Halliburton’s proxy statement filed April 6, 2009, File No. 001-03492)

(d)(4)	Form of Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.4 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(5)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.5 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(6)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.6 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(7)	Form of Non-Employee Director Restricted Stock Agreement (incorporated by reference to Exhibit 99.5 of Halliburton’s Form S-8 filed May 21, 2009, Registration No. 333-159394)

(d)(8)	Form of Non-Employee Director Restricted Stock Unit Agreement (Director Plan) (incorporated by reference to Exhibit 99.8 to Halliburton’s Form S-8 filed June 22, 2012, Registration No. 333-182284)

(d)(9)	First Amendment to Halliburton Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.41 to Halliburton’s Form 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(10)	Form of Restricted Stock Agreement (Section 16 officers) (incorporated by reference to Exhibit 10.42 to Halliburton’s Form 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(11)	Form of Non-Employee Director Restricted Stock Agreement (Stock and Incentive Plan) (incorporated by reference to Exhibit 10.43 to Halliburton’s 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(12)	Form of Non-Employee Director Restricted Stock Unit Agreement (Stock and Incentive Plan) (incorporated by reference to Exhibit 99.9 of Halliburton’s Form S-8 filed June 22, 2012, Registration No. 333-182284)

(d)(13)	Second Amendment to Restricted Stock Plan for Non-Employee Directors of Halliburton Company (incorporated by reference to Exhibit 10.4 to Halliburton’s Form 10-Q filed July 27, 2012, File No. 001-03492)

(d)(14)	Third Amendment to Restricted Stock Plan for Non-Employee Directors of Halliburton Company effective December 1, 2012 (incorporated by reference to Exhibit 10.44 to Halliburton’s Form 10-K for the year ended December 31, 2012, File No. 001-03492)

(d)(15)	Second Amendment dated December 11, 2012 to Halliburton Company Employee Stock Purchase Plan, as amended and restated effective February 11, 2009 (incorporated by reference to Exhibit 10.47 to Halliburton’s Form 10-K for the year ended December 31, 2012, File No. 001-03492)

(g)	None

(h)	None

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HALLIBURTON COMPANY

Date: July 29, 2013	By:	/s/ Christian A. Garcia
Christian A. Garcia
Senior Vice President and Treasurer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated July 26, 2013

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 26, 2013

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 26, 2013

(a)(1)(F)*	Summary Advertisement, dated July 26, 2013

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	None

(a)(5)(B)*	Press release announcing the Tender Offer, dated July 26, 2013

(a)(5)(C)**	Press release announcing the pricing of the Notes Offering, dated July 29, 2013.

(b)	None

(d)(1)	Halliburton Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Appendix B of Halliburton Energy Services, Inc.’s proxy statement dated March 23, 1993, File No. 001-03492)

(d)(2)	Halliburton Company Stock and Incentive Plan, as amended and restated effective February 20, 2013 (incorporated by reference to Appendix B of Halliburton’s proxy statement filed April 2, 2013, File No. 001-03492)

(d)(3)	Halliburton Company Employee Stock Purchase Plan, as amended and restated effective February 11, 2009 (incorporated by reference to Appendix C of Halliburton’s proxy statement filed April 6, 2009, File No. 001-03492)

(d)(4)	Form of Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.4 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(5)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.5 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(6)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.6 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(7)	Form of Non-Employee Director Restricted Stock Agreement (incorporated by reference to Exhibit 99.5 of Halliburton’s Form S-8 filed May 21, 2009, Registration No. 333-159394)

(d)(8)	Form of Non-Employee Director Restricted Stock Unit Agreement (Director Plan) (incorporated by reference to Exhibit 99.8 to Halliburton’s Form S-8 filed June 22, 2012, Registration No. 333-182284)

(d)(9)	First Amendment to Halliburton Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.41 to Halliburton’s Form 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(10)	Form of Restricted Stock Agreement (Section 16 officers) (incorporated by reference to Exhibit 10.42 to Halliburton’s Form 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(11)	Form of Non-Employee Director Restricted Stock Agreement (Stock and Incentive Plan) (incorporated by reference to Exhibit 10.43 to Halliburton’s 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(12)	Form of Non-Employee Director Restricted Stock Unit Agreement (Stock and Incentive Plan) (incorporated by reference to Exhibit 99.9 of Halliburton’s Form S-8 filed June 22, 2012, Registration No. 333-182284)

(d)(13)	Second Amendment to Restricted Stock Plan for Non-Employee Directors of Halliburton Company (incorporated by reference to Exhibit 10.4 to Halliburton’s Form 10-Q filed July 27, 2012, File No. 001-03492)

(d)(14)	Third Amendment to Restricted Stock Plan for Non-Employee Directors of Halliburton Company effective December 1, 2012 (incorporated by reference to Exhibit 10.44 to Halliburton’s Form 10-K for the year ended December 31, 2012, File No. 001-03492)

(d)(15)	Second Amendment dated December 11, 2012 to Halliburton Company Employee Stock Purchase Plan, as amended and restated effective February 11, 2009 (incorporated by reference to Exhibit 10.47 to Halliburton’s Form 10-K for the year ended December 31, 2012, File No. 001-03492)

(g)	None

(h)	None

*	Previously filed.
**	Filed herewith.